4 JUNE 2024

Dear SEC,

Pursuant to 17 CFR 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.

Natixis is a conditionally registered security-based swap dealer.

Natixis has updated the following:

- Schedule A of Form SBSE-A – Principals that are individuals (deleting 2 individuals / adding 2 individuals)
  - Update Stephane Morin who replaces Nathalie Bricker as CFO
  - Update Nicolas Fenaert who replaces Veronique Sani as COO

Kind regards,

Elizabeth KIM
Natixis SA

Natixis - 7 promenade Germaine Sablon – 75013 Paris - Adresse postale : BP 4 - 75060 Paris Cedex 02 France - Tél: +33 1 58 32 30 00 - **www.natixis.com**
Société anonyme à Conseil d'administration au capital de 5.894.485.553,60 euros - 542 044 524 RCS Paris - TVA : FR 73 542 044 524

GROUPE BPCE